FORM 6K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2005


                       TARO PHARMACEUTICAL INDUSTRIES LTD.
                       -----------------------------------


                 (Translation of registrant's name into English)



                   14 Hakitor Street, Haifa Bay 26110, Israel
                     (Address of principal executive office)


               Indicate by check mark whether the registrant files
                   or will file annual reports under cover of


                             Form 20-F or Form 40-F:

                              Form 20-F X Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                 Yes....... No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: May 3, 2005

                                       Taro Pharmaceutical Industries Ltd.




                                             By: /s/ Kevin Connelly
                                         ------------------------------
                                              Name: Kevin Connelly
                                          Title: Senior Vice President
                                             Chief Financial Officer

                    Taro Reports First Quarter 2005 Results



    HAWTHORNE, N.Y.--(BUSINESS WIRE)--April 26, 2005--Taro
Pharmaceutical Industries Ltd. ("Taro," the "Company," NASDAQ: TARO) today reported financial results for the Company's first quarter, ended March 31, 2005.

    First Quarter 2005 Financial Results

    Taro's sales for the first quarter of 2005 were $78.5 million, compared with sales of $84.1 million for the first quarter of 2004. Gross profit in the first quarter was $43.4 million, compared with $56.4 million for the year-ago quarter. Net income for the quarter was $5.0 million, or $0.17 per diluted share, compared with $11.1 million, or $0.37 per diluted share, for the first quarter of 2004.
    Gross profit margin in the first quarter was affected by a number of factors. Cost of goods reflects higher unit costs resulting from decreased production in line with the Company's previously announced inventory reduction program, as well as the cost of closing the Company's Long Island, NY factory and transferring its production to Taro's Canada facility. In addition, the gross profit margin was negatively affected by the divestiture of Taro's proprietary consumer products in the first quarter, the decrease in value of the U.S. dollar, and price erosion.
    Selling, general and administrative ("SG&A") expenses were $26.4 million, compared with $34.1 million in the first quarter of 2004. R&D expenses were $9.8 million, compared with $11.7 million for the first quarter of 2004.
    "Net income for the first quarter of 2005 was affected by substantial promotional costs, primarily advertising in support of Kerasal(R) and ElixSure(R), our proprietary over-the-counter products," said Barrie Levitt, M.D., Chairman of the Company. "These expenditures were incurred prior to the divestiture of the product lines in March; these expenses will not recur."
    "Our research programs continue to provide us with a robust pipeline of filings at the FDA and regulatory agencies in other countries. Taro invested more than 12% of sales in R&D in the first quarter and has invested more than $80 million in the last two years. We believe that this investment in research will provide the Company with a path to sustained and profitable growth," said Dr. Levitt.

    Divestiture of Consumer Products

    In March 2005, Taro divested its Kerasal(R) and ElixSure(R) lines of proprietary over-the-counter ("OTC") consumer products by granting exclusive licenses to Alterna, LLC to market and distribute these products in North America. Under its agreements with Alterna, Taro will receive manufacturing revenues, royalties and a warrant for a 5% equity position in Alterna. Taro will not incur further marketing expenses for these products in North America. With this divestiture, Taro will focus on its core competencies in developing, manufacturing and marketing prescription products.

    Balance Sheet

    At March 31, 2005, total assets were $693.2 million, compared with $696.8 million at December 31, 2004. Total liabilities were $318.4 million, compared with $328.0 million at December 31, 2004.
Shareholders' equity was $374.1 million, compared with $368.1 million at the end of 2004.

    Proprietary Research

    T2000 is the first compound in a group of long-acting, non-sedating barbiturates under development at Taro. The Company is conducting preliminary clinical studies to refine the study design for its first Canadian Phase III trial of T2000 in essential tremor. There can be no assurance that T2000, or any members of its class, will be successful in any current or future clinical trials, or will be commercialized for any indication.

    FDA Approvals

    In the first quarter of 2005, Taro received U.S. Food and Drug Administration ("FDA") approval for two Abbreviated New Drug Applications ("ANDAs") submitted for topical antifungal medications used in treating vaginal yeast infections. Taro's ANDA for terconazole vaginal cream, 0.4% was approved in January. This prescription product is bioequivalent to Ortho-McNeil Pharmaceutical's Terazol(R) 7 Vaginal Cream 0.4%. Taro's ANDA for miconazole nitrate vaginal cream, 4% was approved in March. This OTC product is bioequivalent to McNeil-PPC, Inc.'s Monistat(R) 3.
    On April 14, 2005, Taro reported that it had received FDA approval for its ANDA for ciclopirox olamine cream USP, 0.77%, a topical antifungal product used for treating fungal infections of the skin. This prescription pharmaceutical is bioequivalent to Medicis Pharmaceutical Corp.'s Loprox(R) Topical Cream.

    U.S. FDA Filings

    Taro currently has 26 filings submitted to the FDA: 25 ANDAs, including two tentative approvals, plus one New Drug Application for a product related to Taro's proprietary NonSpil(TM) spill-resistant liquid drug delivery system. According to industry sources, the ANDAs in Taro's pipeline address U.S. markets with 2004 sales in excess of one billion dollars. In addition, Taro has regulatory filings pending in Israel, Canada and other countries.

    Conference Call

    The Company will conduct a conference call to discuss first quarter results on Tuesday, April 26, 2005 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific Time). The call will be available live via the Internet by accessing www.taro.com. Online and telephone replays of the call will be available from approximately 1:00 p.m. on April 26th through May 3, 2005. The online replay can be accessed at www.taro.com. The telephone replay can be heard by dialing 1-888-286-8010 (domestic U.S.) or +617-801-6888 (international) and entering the passcode 97176788 when prompted.

    Taro is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.
    For further information on Taro Pharmaceutical Industries Ltd., please visit the Company's website at www.taro.com.

    SAFE HARBOR STATEMENT

    Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company "believes" may happen. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include general economic conditions, industry and market conditions, slower than anticipated penetration of new markets, changes in the Company's financial position, regulatory actions and legislative actions in the countries in which Taro operates, future demand and market size for products under development, marketplace acceptance of new or existing products, either generic or proprietary, sold directly by Taro or through other companies, revenues realized from the Company's agreements with Alterna, LLC, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.


                  TARO PHARMACEUTICAL INDUSTRIES LTD.
                  SUMMARY CONSOLIDATED BALANCE SHEETS
                      (U.S. dollars in thousands)
                                                      March   December
                                                    31, 2005  31, 2004
                                                    -------- ---------
ASSETS

Current Assets:
Cash and Cash Equivalents                            $78,010  $98,630
Restricted Short-Term Bank Deposits                    6,796    6,598
Accounts Receivable - Trade                          129,955  124,674
Accounts Receivable - Other and Prepaid Expenses      16,434   16,621
Inventories                                           80,618   86,591
------------------------------------------------    -------- ---------
Total Current Assets                                 311,813  333,114

Long Term Investments                                 21,300   19,984
Property, Plant and Equipment - Net                  257,935  241,966
Deferred Taxes and Other Assets                      102,160  101,783
------------------------------------------------    -------- ---------
TOTAL ASSETS                                        $693,208 $696,847
================================================    ======== =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Short-Term Bank Credits                              $58,966  $64,961
Current Maturities of Long-Term Liabilities           15,517   16,944
Accounts Payable and Accrued Expenses                 51,592   49,624
------------------------------------------------    -------- ---------
Total Current Liabilities                            126,075  131,529

Long-Term Liabilities                                183,723  187,346
Other Liabilities                                      8,644    9,158
------------------------------------------------    -------- ---------
TOTAL LIABILITIES                                    318,442  328,033

Minority Interest                                        654      694
Shareholders' Equity                                 374,112  368,120
------------------------------------------------    -------- ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $693,208 $696,847
================================================    ======== =========


                  TARO PHARMACEUTICAL INDUSTRIES LTD.
               SUMMARY CONSOLIDATED STATEMENTS OF INCOME
          (U.S. dollars in thousands, except per share data)

                                                  Three Months Ended
                                                      March 31,
                                                   2005        2004
                                               ----------- -----------

SALES                                             $78,541     $84,077
Cost of Sales                                      35,096      27,714
                                               ----------- -----------
Gross Profit                                       43,445      56,363
Operating Expenses:
     Selling, General and Administrative           26,417      34,148
                                               ----------- -----------
     Operating Income before Research and
     Development                                   17,028      22,215

     Research and Development                       9,752      11,720
                                               ----------- -----------
Operating Income                                    7,276      10,495
Financial Expenses - Net                            2,035       1,804
                                               ----------- -----------
                                                    5,241       8,691
Taxes on Income                                       255      (2,258)
                                               ----------- -----------
                                                    4,986      10,949
Minority Share in (Losses) of Subsidiary              (41)       (170)
                                               ----------- -----------
NET INCOME                                         $5,027     $11,119
                                               =========== ===========

Earnings per Ordinary  Share                        $0.17       $0.38
Diluted Earnings per Ordinary Share                 $0.17       $0.37

Weighted Average Number of Shares-
BASIC EPS                                      29,190,864  28,990,049
DILUTED EPS                                    29,613,906  29,805,914




    CONTACT: Taro Pharmaceutical Industries Ltd.
             Daniel Saks, 914-345-9000 ext. 6208
             or
             Kevin Connelly, 914-345-9000 ext. 6338